September 21, 2015

VIA EDGAR CORRESPONDENCE AND COURIER

Re:	Performance Food Group Company

Registration Statement on Form S-1

File No. 333-198654

Daniel Porco

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Porco:

On behalf of Performance Food Group Company ( “PFG”), we hereby submit to the Securities and Exchange Commission on a supplemental basis certain sections of the above-referenced Registration Statement relating to the offering of shares of PFG’s common stock, each marked to show changes to the Registration Statement from Amendment No. 6 as filed on September 14, 2015 to reflect certain information, including an estimated initial public offering price per share between $22.00 and $25.00 per share and an assumed offering size of 14,500,000 shares (before giving effect to the underwriters’ option to purchase additional shares), including:

•	“Summary—The Offering”;

•	“Risk Factors”;

•	“Use of Proceeds”;

SECURITIES AND EXCHANGE COMMISSION	2	September 21, 2015

•	“Capitalization”;

•	“Dilution”;

•	“Management—Executive Compensation”; and

•	“Principal and Selling Stockholders.”

*        *        *         *        *

Please do not hesitate to call Igor Fert at 212-455-2255 or Xavier Kowalski at 212-455-3804 with any questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

   Mara L. Ransom

   Lilyanna Peyser

   William Thompson

   Robyn Manuel

Performance Food Group Company

   Michael Miller, Esq.

Latham &Watkins LLP

   Cathy Birkeland, Esq.